Exhibit 99.1

ITEM 11 – PROJECTIONS

11.1. The projections should identify:

Information on perspectives for the businesses, projections and operational and financial goals are solely forecasts, based on management’s expectations in relation to the future of the Bank. These expectations are highly dependent on market conditions, general economic performance of the country, of the sector and the international markets. For this reason, these expectations are subject to change.

This item contains information which is, or could be, construed as prospective information that is based largely on our current expectations and projections with respect to the future occurrences and financial tendencies that impact our activities.

In view of these risks and uncertainties, the information, circumstances, the prospective facts mentioned in this item may not occur. Our effective results and performance may differ substantially from those in this prospective information.

The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

a) the subject matter of the projection

a.1) Accumulated Variation in the period of 12 months:

•	Total Loan Portfolio which includes endorsements, sureties and private securities,
•	Financial Margin with Clients
•	Service Fees and Result from Insurance Operations
•	Non-Interest Expenses

a.2) Accumulated Value in the period of 12 months:

•	Expenses for Allowances for Loan Losses Net of Recovery of Loans Written off as Losses

b) projected period and the period for which the projection is valid

•	Projected Period: fiscal year 2016
•	Validity of the projections: the current year or until Management announces to the contrary.

c) assumptions of the projection indicating which ones may be influenced by the issuer´s management and those which are beyond its control

c.1) Assumptions within the control of Management for fiscal year 2016

The expectations announced to the market are based are the assumption of alignment with the budgetary projections of the bank for 2016. The budgets for results and the credit operations balance and equity account balances are evaluated to ensure this alignment. The announced intervals are defined in accordance with the expectations of the bank’s management. It is worth pointing out that periodical analyzes are undertaken to verify the adherence between the announced expectations and possible revisions or internal projections of result which eventually may be realized during the year in the light of changes in macroeconomic perspectives and the competitive or regulatory environment. Based on this, it is possible to evaluate the need for eventual changes in public expectations. These expectations do not incorporate the effects arising from the merger of Banco Itaú Chile with Corpbanca or from possible acquisitions and partnerships that may occur.

c.2) Assumptions beyond the control of Management for 2016

This information is subject to risks, uncertainties and suppositions that include among other risks:

• General economic, political, and business conditions in Brazil and variations in inflation indexes, interest rates, foreign exchange rates, and the performance of financial markets;

• General economic and political conditions abroad and in particular in the countries where we operate;

• Government regulations and tax laws and respective amendments;

• Disruptions and volatility in the global financial markets;

• Increases in compulsory deposits and reserve requirements;

• Regulation and liquidation of our business on a consolidated basis;

• Failure or hacking of our security and operational infrastructure or systems;

• Strengthening of the competition and industry consolidation;

• Changes in our loan portfolio and changes in the value of our securities and derivatives;

• Losses associated with counterparty exposure;

• Our exposure to the Brazilian public debt;

• Incorrect pricing methodologies for insurance, pension plan and premium bond products and inadequate reserves;

• The effectiveness of our risk management policy;

• Damages to our reputation;

• Difficulties during the integration of acquired or merged businesses; and

• Other risk factors listed in the section 4 of this Reference Form.

d) the amounts of the indicators that are the subject matter of the projection

1 Includes units abroad ex-Latin America;

2 Includes endorsements, sureties and private securities;

3 Service Fees (+) Income from Insurance, Pension Plan and Premium Bonds (-) Retained Claims (-) Selling Expenses with Insurance, Pension Plan and Premium Bonds.

Note: Expectations does not include the effects of the CorpBanca’s transaction.

11.2. Should the issuer have disclosed for the past three years, projections for the evolution of its indicators:

a) state which are being replaced by new projections included in the form and which are being repeated in the form

None.

b) with respect to the projections related to the periods that have already lapsed, compare the data projected with the effective performance of the indicators, clearly presenting the reason for any differences in projections

Projections for fiscal year 2015 (*)

	Projections	Realized
Total Loan Portfolio[1]	Growth of 3.0% to 7.0%	Growth of 4.6% ex- FX Variation of - 2.9%
Managerial Financial Margin[2]	Growth of 14.5% to 17.5%	Growth of 20.7%
Expenses for Allowances for Loan Losses Net of Recovery of Loans Written off as Losses	Between R$ 15 billion and R$ 18 billion	R$ 18.1 billion
Service Fees and Result from Insurance Operations [1]	Growth of 9.5% to 11.5%	Growth of 9.9%
Non-interest Expenses	Growth of 7.0% to 10.0%	13.8%

* Expectations does not include the effect of CorpBanca´s transaction.

1 Includes endorsements, sureties and private securities.

2 Considers Financial Margin with Clients and Financial Margin with the Market.

3 Income from Services and Banking Fees (+) Results from Insurance, Private Pension and Capitalization Operations (-) Claims Expenses (-) Insurance, Private Pension and Capitalization Expenses

Reasons for divergence from projections:

▪  Managerial Financial Margin: growth above forecast in the financial margin with the Market due basically to treasury operations. Incorporates the management of mismatches between assets and liabilities (ALM-Asset and Liability Management) and the management of proprietary portfolios.

▪  Expenses for Allowance for Loan Losses Net of Recovery of Loans Written off as Losses: during the course of 2015 provisioning for groups in the large company segment was increased.

Projections for fiscal year 2014*

	Projections	Realized
Total Credit Portfolio	Growth of 10.0% to 13.0%[1]	9.8% ex-FX Variation of 8.0%
Expenses for Allowances for Loan Losses Net of Recovery of Loans Written off as Losses	Between R$ 13 billion and R$ 15 billion	R$ 13 billion
Service Fees and Result from Insurance Operations[2]	Growth of 12% to 14%	13.8%
Non-interest Expenses	Growth of 10.5% to 12.5% (between 5.5% and 7.5% , if measured ex-Credicard)	10.1% ex-Credicard 7.0%
Efficiency Ratio	Improvement of 0.5 to 1.75 p.p.	Improvement of 1.9 p.p.

* Expectations does not include the effect of CorpBanca´s transaction.

1 On October 13, 2014, we reported that growth in the credit portfolio would be below the threshold of the expected interval (10% - 13%) by approximately 8%.

2 Income from Services and Banking Fees (+) Results from Insurance, Private Pension and Capitalization Operations (-) Claims Expenses (-) Insurance, Private Pension and Capitalization Expenses

Reasons for divergence from projections:

▪	Credit Portfolio: the country’s economic growth was lower than we had projected

Projections for fiscal year 2013

	Projections	Realized
Total Credit Portfolio	Growth of 8% to 11%	13.5% 11.7% (without Credicard)
Expenses for Allowances for Loan Losses Net of Recovery of Loans Written off as Losses	Between R$ 19 billion and R$ 22 billion	R$ 18.6 billion
Service Fees and Result of Insurance [1]	Growth of 15% to 18%	19.4%
Non-interest Expenses	Growth of 4% to 6%	7.4% 5.9% (100% REDE 2012)
Risk-Adjusted Efficiency Ratio	Improvement of 2.0 to 4.0 p.p.	Improvement of 4.7p.p.

1 Income from Services and Banking Fees (+) Results from Insurance, Private Pension and Capitalization Operations (-) Claims Expenses (-) Insurance, Private Pension and Capitalization Expenses

Reasons for divergence from expectations:

▪	There were none.

c) with respect to the projections related to current periods, state whether the projections are still valid on the date the form is submitted and when applicable, explain why they were abandoned or replaced

They remain valid.